FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the Month of November, 2001


                                 AMDOCS LIMITED

                      Suite 5, Tower Hill House Le Bordage
           St. Peter Port, Island of Guernsey, GY1 3QT Channel Islands

                                  Amdocs, Inc.
           1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                        FORM 20 F X                FORM 40 F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.


                        YES                        NO X



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                                 AMDOCS LIMITED

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                         FOR THE MONTH OF NOVEMBER, 2001


ACQUISITION OF CLARIFY BUSINESS OF NORTEL NETWORKS

           On November 28, 2001, the registrant, Amdocs Limited ("Amdocs"), acquired from Nortel Networks Corporation substantially all of the assets of its Clarify business ("Clarify") for approximately $200 million in cash, pursuant to an Acquisition Agreement, dated as of October 1, 2001. Clarify is a provider of Customer Relationship Management, or CRM, software to communications companies and other enterprise sectors.

          The transaction will be accounted for under the purchase accounting method under United States generally accepted accounting principles and is expected by Amdocs to be accretive to cash earnings per share in fiscal year 2002 and thereafter.

          Amdocs expects to incur a one-time acquisition-related charge in its first fiscal quarter ending December 31, 2001 to account for certain costs relating to the acquisition, primarily the write-off of purchased in-process research and development.

          Attached as Exhibit 99.1 and incorporated herein by reference in its entirety is a copy of the press release dated November 28, 2001 announcing the completion of the acquisition.


FINANCIAL STATEMENTS AND PRO FORMA FINANCIAL INFORMATION

          The financial statements of Clarify and the unaudited pro forma condensed consolidated financial information are not included in this report. Such financial information will be filed by amendment not later than February 11, 2002.


EXHIBITS

EXHIBIT NO.                DESCRIPTION

99.1                       Amdocs Press Release dated November 28, 2001.


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                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     AMDOCS LIMITED


Date:  December 12, 2001                          /s/ Thomas G. O'Brien
                                                 -------------------------------
                                                 Thomas G. O'Brien
                                                 Treasurer and Secretary
                                                 Authorized U.S. Representative


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                                  EXHIBIT INDEX


EXHIBIT NO.                DESCRIPTION

99.1                       Amdocs Press Release dated November 28, 2001.